Investment Office               (916) 795-3400 phone (916) 796-2842 fax        www.calpers.ca.gov

April 22, 2013

Dear Hatteras Financial Corp. Shareowner:

SUPPORT PROPOSAL #4 TO PROVIDE FOR MAJORITY VOTE IN DIRECTOR ELECTIONS

We would be grateful for your support of Proposal #4 at the Hatteras Financial Corp. May 21, 2013 annual general meeting. On record date March 13, 2013 CalPERS owned approximately 116,000 shares of Hatteras Financial Corp. common stock. As a long-term shareowner of the company we ask that you support our non-binding shareowner proposal asking the Board of Directors to amend the company’s governing documents to provide that director nominees be elected by the affirmative vote of a majority of the votes cast, and a plurality vote standard be retained for contested director elections.

MAJORITY VOTE STANDARD TRENDS

Plurality voting is rapidly being replaced with majority voting in uncontested director elections. Approximately 90% of the companies in the S&P 500 and 70% of the companies in the Russell 1000 have adopted some form of majority voting – an indication of the current direction of good corporate governance.

PLEASE SUPPORT PROPOSAL #4

We ask that you vote FOR proxy proposal #4, our request that Hatteras Financial Corp. take the steps necessary to institute a majority-voting requirement for the election of directors.

Thank you for your support on this very important issue.

Sincerely,

Anne Simpson

Senior Portfolio Manager

Investments

Director of Global Governance

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. Please do not send CalPERS your proxy card, but return it to Hatteras Financial Corp. using the instructions provided in the Company proxy material.

For additional information, please contact Garland Associates, Inc. Tel: 561-366-1165. Should you have other proposal specific questions please feel free to contact Todd Mattley, CalPERS Investment Officer at Todd_Mattley@calpers.ca.gov or 916-795-0565.

CalPERS Public Employees’ Retirement System Shareowner Alert